Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the First Quarter of 2016

BEIJING, May 26, 2016 /PRNewswire/ - NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Highlights for First Quarter 2016

•	Quarterly Net Revenues of $73.5 million, a 17.6% decrease year-over-year from $89.2 million in the same period in 2015 mainly because of the divestment of NationSky at the end of 2015. Excluding NationSky from the comparable period, net revenues increased 18.3% year-over-year from the same period in 2015.

•	Non-GAAP net income attributable to NQ Mobile for the first quarter of 2016 was $6.0 million or $0.06 per fully diluted ADS, compared to $0.4 million in the same period a year ago. GAAP Net loss attributable to NQ Mobile for the first quarter of 2016 was $7.8 million or -$0.08 per fully diluted ADS, compared to a GAAP net loss of $17.0 million in the same period a year ago.

•	Non-GAAP operating income for the first quarter of 2016 was $4.2 million, representing a 5.7% non-GAAP operating margin compared to a non-GAAP operating loss of $1.6 million in the same period a year ago. GAAP Operating loss for the first quarter of 2016 was $7.3 million compared to a GAAP operating loss of $16.8 million in the same period a year ago.

Operating Metrics as of March 31, 2016

Average Monthly Active User Accounts as of March 31, 2016: 190.3 million.

“We began 2016 on a very solid note.” Said Mr. Zemin Xu, Chief Executive Office of NQ Mobile. “Our focus on our core consumer and entertainment businesses is yielding positive growth and better profitability trends. The team remains focused and committed to executing and delivering better results in the future.”

“The first quarter marked the first results without NationSky and we are pleased with the results.” Said Mr. Roland Wu, Chief Financial Officer of NQ Mobile. “We achieved positive non-GAAP operating income and positive non-GAAP net income during the first quarter while at the same time narrowing the GAAP loss figures. The leverage from reduced operating expenses along with the steady growth from the core business is an important milestone we were able to achieve this quarter. This bodes well for the future as our focus on consumer and entertainment businesses continue.”

First Quarter 2016 Results

Revenues

Net revenues in the first quarter of 2016 decreased 17.6% year-over-year to $73.5 million from $89.2 million in the same period in 2015. Excluding NationSky from the comparable period, net revenues increased 18.3% year-over-year from the same period in 2015.

Mobile value added service revenues increased 70.0% year-over-year to $42.7 million from $25.1 million in the same period in 2015. The increase in mobile value added service revenues was primarily attributable to the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew over 43.1% compared with the same period in 2015. The significant increase in live mobile social video platform revenues was driven by the rapid growth of Showself’s business in our live video platforms, which was up 319.9% compared to the same period in 2015. The strong growth in NQ Mobile’s live mobile social video platform and mobile gaming revenues was offset by a year-over-year decrease in consumer mobile security revenues which was mainly due to the fact that the Company has been moving its focus away from premium mobile security services and focusing more on mobile applications and services.

Advertising revenues increased 12.8% year-over-year to $19.8 million from $17.5 million in the same period in 2015. The increase was mainly due to the continued expansion of our advertising networks and the monetization through advertising and successful third party application referrals.

Enterprise mobility revenues decreased 76.4% year-over-year to $10.9 million from $46.0 million in the same period in 2015. This decrease is mainly due to the divestment of NationSky which no longer contributed to the results in the first quarter of 2016. Excluding NationSky from the comparable period enterprise mobility revenues decreased 42.7% year-over-year from the same period in 2015 as the Company focuses less on hardware procurement overall.

Other revenues decreased 65.6% year-over-year to $0.2 million from $0.5 million in the same period in 2015. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the first quarter of 2016 decreased 20.7% year-over-year to $55.8 million from $70.4 million in the same period in 2015. The year-over-year decrease was primarily due to lower cost of products sold within the enterprise mobility segment primarily as a result of the divestment of NationSky as well as less hardware sales overall within the enterprise segment. This decrease in cost of revenues was offset by an increase in revenue sharing costs, incurred mainly for the Company’s mobile game business and the live mobile social video platform business. Excluding NationSky from the comparable period, cost of revenues increased 22.2% year-over-year from the same period in 2015 mainly due to the increase in revenue sharing and user acquisition costs primarily in the mobile game and live mobile social video platform businesses.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2016 decreased 5.7% to $17.7 million from $18.8 million in the same period in 2015. Gross margin, or gross profit as a percentage of net revenues, was 24.1% in the first quarter of 2016, compared with 21.0% in the same period in 2015. Excluding NationSky from the comparable period, gross profit increased 7.4% year-over-year from the same period in 2015.

Operating Expenses

Total operating expenses in the first quarter of 2016 decreased 29.9% year-over-year to $25.0 million from $35.6 million in the same period in 2015. Non-GAAP operating expenses, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions decreased 28.1% year-over-year to $16.0 million from $22.3 million in the same period in 2015. Excluding NationSky from the comparable period, total operating expenses decreased 22.4% year-over-year from the same period in 2015, and Non-GAAP operating expenses decreased 14.7% year-over-year the same period in 2015. The decrease in operating expenses, excluding the impact of the lower headcount related to the NationSky divestment, mainly reflect the Company’s strict focus on cost controls.

Selling and marketing expenses in the first quarter of 2016 decreased 48.2% year-over-year to $3.8 million from $7.2 million in the same period in 2015. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 49.2% year-over-year to $3.6 million from $7.1 million in the same period in 2015. The year-over-year decrease primarily resulted from the divestment of NationSky, as well as less marketing spending in our consumer securities and mobile game businesses. Excluding NationSky from the comparable period, selling and marketing expenses decreased 39.2% year-over-year from the same period in 2015, and Non-GAAP selling and marketing expenses decreased 40.0% year-over-year from the same period in 2015.

General and administrative expenses in the first quarter of 2016 decreased 21.2% year-over-year to $16.6 million from $21.1 million in the same period in 2015. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 2.9% year-over-year to $8.2 million from $8.0 million in the same period in 2015. Excluding NationSky from the comparable period, general and administrative expenses decreased 19.3% year-over-year from the same period in 2015 mainly due to the Company’s strict focus on cost controls, and Non-GAAP general and administrative expenses increased 9.7% year-over-year from the same period in 2015.

Research and development expenses in the first quarter of 2016 decreased 36.8% year-over-year to $4.6 million from $7.2 million in the same period in 2015. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 41.6% to $4.2 million from $7.2 million in the same period in 2015. The year-over-year decrease was primarily due to the divestment of NationSky. Excluding NationSky from the comparable period, research and development expenses decreased 14.9% year-over-year from the same period in 2015, and Non-GAAP research and development expenses decreased 20.6% year-over-year from the same period in 2015.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $8.1 million in the first quarter of 2016, compared to $12.5 million in the corresponding period in 2015. The decrease in share-based compensation expenses was mainly due to less performance-based share options granted in relation to the Company’s acquisitions in the comparable periods.

Loss from Operations and Operating Margin

Loss from operations in the first quarter of 2016 was $7.3 million, compared with an operating loss of $16.8 million in the same period in 2015.

Non-GAAP income from operations, which excludes share-based compensation and amortization of intangible assets arising from acquisitions improved to income of $4.2 million compared to a non-GAAP operating loss of $1.6 million in the same period in 2015. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 5.7% in the first quarter of 2016, compared with -1.8% in the same quarter in 2015.

Foreign Exchange Gain/Loss and Interest Expenses

Foreign exchange gain was $0.3 million in the first quarter of 2016, compared with a loss of $0.2 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $1.6 million in the first quarter of 2016, compared with $0.8 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $2.2 million in the first quarter of 2016, compared with $0.4 million in the same period in 2015.

Net Loss/Income

Net Loss attributable to NQ Mobile was $7.8 million in the first quarter of 2016, compared with a net loss of $17.0 million in the same period in 2015. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions and impairment loss, was $6.0 million in the first quarter of 2016, compared with $0.4 million in the same period in 2015.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $198.0 million as of March 31, 2016.

Cash Flow

Net cash used in operations for the first quarter of 2016 was $26.5 million. This was primarily the result of timing and seasonality that resulted in increased accounts receivable and prepaid expenses and a decrease in payables. The company’s receivables increased approximately $15 million during the period due to the timing of game launches late in the quarter and the strong growth of the live video platform application. Prepaid expenses increased approximately $10 million during the period in conjunction with the payment of game title royalties and user acquisition activity associated with the rollout of new application launches late in the quarter within the live video platforms. Finally, the Company paid down some payables as well. These factors led to the increased use of cash from operations during the quarter, but the Company expects the improvement of the cash conversion cycle in the current quarter and a return on the prepaid expenses in future operations.

Other Significant Events

Updates on the FL Mobile Divestment

In a press release on March 24 2016, the Company announced that as a further arrangement to the FL Mobile Divestment, Dr. Vincent Wenyong Shi, as chairman of FL Mobile Juitian Technology Co., Ltd. (“FL Mobile”), a consolidated affiliated entity of the Company, had entered into a termination and share purchase agreement with FL Mobile and a subsidiary of the Company (the “1st FL Agreement”). Pursuant to the 1st FL Agreement, Dr. Shi will acquire 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying the Company a total consideration of RMB880 million. Dr. Shi will then, as a minority shareholder of FL Mobile, participate in the transaction with the Company to complete the FL Mobile Divestment. The Company expects to receive 50% of the total consideration, or RMB440 million, within 60 business days from the date of the 1st FL Agreement. The remaining 50% of the total consideration, or RMB440 million, will be received by the Company upon satisfaction of certain conditions, including government approval, contained in the 1st FL Agreement and the FL Mobile Divestment. If these conditions are not met, both parties have the option to request the reversal of this investment.

In a press release on May 6, 2016, the Company announced that pursuant to the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd., (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd., in connection with the Company’s divestment of the entire stake of FL Mobile Inc., Beijing Jinxin Hengrui Investment Center (Limited Partnership) (“Jinxin Hengrui”), a limited partnership established in the PRC which Beijing Jinxin is a general partner, entered into a share purchase agreement with the Company and a subsidiary of the Company (the “2nd FL Agreement”). Pursuant to the 2nd FL Agreement, Jinxin Hengrui will acquire 13.13% equity interest in FL Mobile for a total consideration of RMB656.5 million, valuing the entire FL Mobile business at RMB5 billion, payable to the Company. The Company expects to receive 80% of the total consideration, or RMB525.2 million, within 15 business days from the date of the 2nd FL Agreement and the remaining 20% of the total consideration, or RMB131.3 million, will be received by the Company before September 30, 2016.

In a press release on May 17, 2016, the Company announced that pursuant to the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin, in connection with the Company’s divestment of the entire stake of FL Mobile Inc., Shenzhen Prince New Materials Co., Ltd. (“Shenzhen Prince”), a company listed on the Shenzhen Stock Exchange (stock code: 002735) has entered into a share purchase agreement with (i) Dr. Vincent Wenyong Shi (“Dr. Shi”), the chairman and chief operating officer of the Company, (ii) Jinxin Hengrui and (iii) a consolidated affiliated entity of the Company (the “3rd FL Agreement”) to acquire the entire stake of FL Mobile for a consideration consisting of all cash to the Company and equity to Dr. Shi and Jinxin Hengrui (the “Transaction”). Pursuant to the 3rd FL Agreement, Shenzhen Prince will acquire 64.87% equity interest in FL Mobile beneficially owned by the Company for a cash consideration of RMB3,243.5 million. Shenzhen Prince will purchase the remaining equity interest in FL Mobile held by Dr. Shi and Jinxin Hengrui by issuing its common stock to them. The Transaction values the entire FL Mobile business at RMB5 billion. Shenzhen Prince plans to fund the Transaction by equity financing and entered into share subscription agreements with potential investors on the same date of the 3rd FL Agreement. Pursuant to the 3rd FL Agreement, the Company will receive 95% of the cash consideration within 10 days of the closing of such equity financing and the remaining 5% of the consideration, unless the Company breaches the representations and warranties under the Agreement, within 12 months of the date of closing. The Transaction and the equity financing are both subject to customary closing conditions and shareholder approval of Shenzhen Prince and regulatory approval by the China Securities Regulatory Commission.

The Company will receive all cash for the FL Mobile Divestment consisting of RMB880.0 million from Dr. Shi for the sale of 22.0% equity interest in FL Mobile previously announced on March 24, 2016; RMB656.5 million from Jinxin Hengrui for the sale of 13.13% equity interest in FL Mobile previously announced on May 6, 2016; and RMB3,243.5 million from Shenzhen Prince for the sale of 64.87% equity interest in FL Mobile in the Transaction announced on May 17, 2016.

Investment from Management

In a press release issued on March 29, 2016, the Company announced that it had entered into a legally binding share purchase agreement (the “SPA”) with Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, for the issuance and sale of up to a maximum of 96,000,000 Class A common shares of the Company to Dr. Shi (the “Management Investment Transaction”). Pursuant to the SPA, Dr. Shi will subscribe for and purchase directly or through special purpose vehicle beneficially owned and controlled by him with the participation of certain other management members, up to 96,000,000 Class A common shares of the Company for a maximum aggregate consideration of approximately US$101 million in cash. The purchase price is equivalent to US$5.25 per ADS. All shares acquired in the Management Investment Transaction will be subject to a contractual lock-up restriction for 180 days after closing. The closing is expected to take place within 12 months of the date of the SPA upon satisfaction of the closing conditions contained in the SPA, including the consummation of the FL Mobile Divestment pursuant to the binding framework agreement announced on August 26, 2015.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:30 PM U.S. Eastern Time on Thursday, May 26, 2016 (8:30 AM Beijing/Hong Kong Time on Friday, May 27, 2016).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44-203-621-4779

China Mainland: 4006208038 or 8008190121

Conference ID: 17456475

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 1:30 p.m. U.S. Eastern Time on May 27 through June 3, 2016. The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696

International: +1-646-254-3697

Conference ID: 17456475

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts and amortization of intangible assets arising from acquisitions. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, interest expenses related to convertible debts and amortization of intangible assets arising from acquisitions, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone:

+1 469 310 5281

+86 10 6452 2017

Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	March 31, 2016	December 31, 2015
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	66,250	118,572
Term deposits	130,084	134,055
Restricted cash	1,648	1,640
Notes receivable	46	46
Accounts receivable, net of allowance of US$12,373 and US$11,487 as of March 31, 2016 and December 31, 2015, respectively)	102,477	87,471
Inventory	1,756	1,831
Deferred tax assets, current portion	848	946
Prepaid expenses and other current assets, net of allowance of US$4,321 and US$5,612 as of March 31, 2016 and December 31, 2015, respectively	51,471	41,739

Total current assets	354,580	386,300

Non-current assets:
Equity investments, net	54,373	41,134
Property and equipment, net	4,864	5,308
Intangible assets, net	34,292	29,518
Goodwill	341,156	319,280
Deferred tax assets, non-current portion	1,142	968
Consideration prepaid for acquiring an investee	4,643	3,080
Other non-current assets	20,181	16,554

Total Assets	815,231	802,142

LIABILITIES
Current liabilities:
Advance from customers	2,395	1,493
Accounts payable	38,879	41,613
Deferred revenue	9,833	10,188
Consideration payable of acquiring an associate/investee	9,664	9,616
Accrued expenses and other current liabilities	25,379	24,661
Tax payable	14,763	13,875
Short term borrowing	2,575	2,575
Convertible debt	172,500	172,500

Total current liabilities	275,988	276,521

Non-current liabilities:
Deferred tax liabilities and other liabilities	8,702	6,979

Total Liabilities	284,690	283,500

MEZZANINE EQUITY
Total Mezzanine Equity	—	4,211

EQUITY
NQ Mobile Inc.’s shareholders’ equity	462,813	459,502
Non-controlling interest	67,728	54,929

Total equity	530,541	514,431

Total Liabilities, Mezzanine Equity and Equity	815,231	802,142

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
	US$	US$	US$
Net Revenues
Mobile value added services	42,677	51,377	25,101
Advertising services	19,795	21,994	17,543
Enterprise mobility	10,871	52,127	46,015
Other services	187	1,977	543

Total net revenues	73,530	127,475	89,202
Cost of revenues*	(55,831)	(104,924)	(70,436)

Gross profit	17,699	22,551	18,766

Operating expenses:
Selling and marketing expenses*	(3,752)	(6,194)	(7,249)
General and administrative expenses*	(16,649)	(27,236)	(21,135)
Research and development expenses*	(4,556)	(7,803)	(7,207)

Total operating expenses	(24,957)	(41,233)	(35,591)

Loss from operations	(7,258)	(18,682)	(16,825)

Interest expense	(1,590)	(1,460)	(841)
Foreign exchange gain /(loss), net	321	(585)	(180)
Realized gain on disposal of a subsidiary	—	56,211	—
Investment income	2,600	667	496
Investment impairment loss	—	(12,913)	—
Other income, net	349	1,931	816

(Loss)/income before income taxes	(5,578)	25,169	(16,534)

Income tax expense	(2,194)	(6,075)	(447)

Net (loss)/income	(7,772)	19,094	(16,981)

Net (income)/loss attributable to the non-controlling interest	(58)	1,180	366

Net income attributable to the mezzanine classified non-controlling interest	—	(401)	(432)

Net (loss)/income attributable to NQ Mobile Inc.	(7,830)	19,873	(17,047)

Net (loss)/income	(7,772)	19,094	(16,981)
Other comprehensive income/(loss) foreign currency translation adjustment	3,495	(13,013)	(1,936)

Comprehensive (loss)/income	(4,277)	6,081	(18,917)

Comprehensive (income)/loss attributable to non-controlling interest	(479)	5,141	343
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	(401)	(432)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(4,756)	10,821	(19,006)

Net (loss) /earnings per Class A and Class B common share, basic	(0.0160)	0.0421	(0.0371)
Net (loss) /earnings per Class A and Class B common shares, Diluted	(0.0160)	0.0413	(0.0371)
Net (loss) /earnings per ADS, basic	(0.0800)	0.2105	(0.1855)
Net (loss) /earnings per ADS, Diluted	(0.0800)	0.2065	(0.1855)
Weighted average number of common shares outstanding:
Basic	488,601,213	472,008,418	459,219,518
Diluted	488,601,213	480,856,846	459,219,518
* Share-based compensation expenses included in:
Cost of revenues	10	17	79
Selling and marketing expenses	158	(79)	179
General and administrative expenses	7,871	4,509	12,216
Research and development expenses	28	(24)	38
Total	8,067	4,423	12,512

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
	US$	US$	US$
Selling and marketing expenses under GAAP	(3,752)	(6,194)	(7,249)
Adjustment (a)	158	(79)	179

Non-GAAP selling and marketing expenses	(3,594)	(6,273)	(7,070)

General and administrative expenses under GAAP	(16,649)	(27,236)	(21,135)
Adjustment (a)	7,871	4,509	12,216
Adjustment (c)	583	596	956

Non-GAAP general and administrative expenses	(8,195)	(22,131)	(7,963)

Research and development expenses under GAAP	(4,556)	(7,803)	(7,207)
Adjustment (a)	28	(24)	38
Adjustment (c)	305	249	(58)

Non-GAAP research and development expenses	(4,223)	(7,578)	(7,227)

Loss from operations under GAAP	(7,258)	(18,682)	(16,825)
Adjustment (a)	8,067	4,423	12,512
Adjustment (c)	3,400	3,429	2,683

Non-GAAP (loss)/income from operations	4,209	(10,830)	(1,630)

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(7,830)	19,873	(17,047)
Adjustment (a)	8,067	4,423	12,512
Adjustment (b)	2,330	2,322	2,298
Adjustment (c)	3,400	3,429	2,683
Adjustment (d)	—	12,913	—

Non-GAAP net income attributable to NQ Mobile Inc.	5,967	42,960	446

Non- GAAP weighted average number of diluted ADS outstanding:
Basic	97,720,243	94,401,684	91,843,904
Diluted	98,910,564	96,171,369	93,800,027
Non-GAAP earnings per ADS, basic	0.0611	0.4551	0.0049
Non-GAAP earnings per ADS, diluted	0.0603	0.4467	0.0048

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the interest expense of convertible debts
(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(d)	Adjustment to exclude impairment loss